UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) **September 7, 2004 (September 7, 2004)**



VANGUARD HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**333-71934**	**62-1698183**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

20 Burton Hills Boulevard, Suite 100, Nashville, Tennessee	**37215**
(Address of principal executive offices)	(Zip Code)

Registrant's Telephone Number, including area code **(615) 665-6000**

Item 7.01   **Regulation FD Disclosure.**

On September 7, 2004, Vanguard Health Systems, Inc. issued a press release announcing that its subsidiaries, Vanguard Health Holding Company II, LLC and Vanguard Holding Company II, Inc., intend to offer through a private placement, subject to market and other conditions, $560 million aggregate principal amount of Senior Subordinated Notes due 2014, and that its subsidiaries, Vanguard Health Holding Company I, LLC and Vanguard Holding Company I, Inc., intend to offer through a private placement, subject to market and other conditions, for gross proceeds of approximately $140 million, Senior Discount Notes due 2015. The press release is attached hereto as Exhibit 99.1.

Limitation on Incorporation by Reference

In accordance with General Instruction B.2 of Form 8-K, the information in this report (including the exhibit) is furnished pursuant to Item 7.01 and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section, unless the registrant specifically incorporates it by reference in a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934. The filing of this Current Report on Form 8-K is not an admission as to the materiality of any information in this report that is required to be disclosed solely by Regulation FD.

Item 9.01   **Financial Statements and Exhibits.**

(c)   Exhibits.

99.1   Press Release dated September 7, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: September 7, 2004   **VANGUARD HEALTH SYSTEMS, INC.**
(Registrant)

BY: */s/ Ronald P. Soltman*
Ronald P. Soltman
Executive Vice President and General Counsel

VANGUARD HEALTH SYSTEMS, INC.
EXHIBIT INDEX

Exhibit No.	Subject Matter
99.1	Press Release dated September 7, 2004.